UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007	Commission File Number 1-32728

Canetic Resources Trust
(Translation of registrant's name into English)

1900, 255 - 5th Avenue S.W.
Calgary, Alberta  T2P 3G6
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANETIC RESOURCES TRUST, by its administrator Canetic Resources Inc.

By:	/s/ Brian D. Evans
Name:	Brian D. Evans
Title:	Vice President, General Counsel and Secretary

Date:  December 6, 2007

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Meeting
99.2	Letter of Transmittal and Election
99.3	Form of Proxy
99.4	Information Circular and Proxy Statement
99.5	Certificate of Officer